

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2011

Mr. Xie Tao, Chief Executive Officer
Agria Corporation
21/F Tower B, PingAn International Finance Center,
1-3 Xinyuan South Road, Chaoyang District
Beijing 100027, People's Republic of China

> **Re: Agria Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 29, 2010**
> **Response Letter dated January 27, 2011**
> **File No. 001-33766**

Dear Mr. Tao:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects, page 40

D. Trend Information, page 57

1.   We note in your response to comments one and two of our letter dated December 30, 2010 that you did not believe the proposed divesture of P3A was probable at the time you filed your Form 20-F on June 29, 2010 due to the preliminary and non-binding nature of the agreement in principle. We further note in your response that the transaction was still subject to assessment by your audit committee and various external advisors and approval by your board of directors. Please further explain to us how you determined the transaction was not probable or reasonably likely, and that disclosure of the effects of the divesture were not required pursuant to Item 5.D of Form 20-F. In your response, tell us how you considered the July 13, 2010 transaction completion date that was approximately two weeks after your filed your Form 20-F and the control over Agria by a small group of shareholders (page 24) that also appear to be P3A shareholders (page 67)

to arrive at your conclusion. Alternatively, revise to discuss the reasonably likely effects of the divestiture and from your retention of P3A leases and land use rights.

Management's Report on Internal Control over Financial Reporting, page 83

2.   We note your response to comments 11, 12 and 13 of our letter dated December 30, 2010. Please revise your controls and procedures disclosure to describe in greater detail the material weakness that resulted in your ineffective ICFR conclusions for fiscal 2008 and 2009, and clarify the nature and impact on your financial reporting and ICFR for each year. In this regard, your response to comment 13 indicates, "the remediation efforts described and performed were only directed at US GAAP application and the *connected controls* to ensure that US GAAP is correctly applied." Your disclosure should describe these connected controls that resulted in or could result in the misapplication of US GAAP. Also revise to discuss your remediation efforts and the results of those efforts in greater detail.

Note 3. Investment in PGW, page F-24

3.   We note in your response to comment 16 our letter dated December 30, 2010 that you did not present summarized financial information for PGW in your initial Form 20-F pursuant to SAB Topic 6K.4.b. We further note on page F-24 that you elected to apply the fair value option for your equity investment in PGW. Be advised that if financial statements prescribed by Rule 3-09 of Regulation S-X are not filed at the same time as the Form 20-F, you must include the summarized financial information prescribed by Rule 4-08(g) of Regulation S-X in the notes to your audited financial statements included in the Form 20-F. In addition, a registrant that accounts for an equity investment using the fair value option in accordance with FASB ASC 825 must disclose the information required by FASB ASC 323-10-50-3c (i.e., summarized financial information or separate financial statements). Revise to present summarized financial information insofar as practicable as of the same dates and for the same periods as your audited financial statements and include the disclosures prescribed by Rule 1-02(bb) of Regulation S-X.

*   *   *   *

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or me at (202) 551-3790 with any other questions.

       Sincerely,

       /s/ John Reynolds

       John Reynolds
       Assistant Director